

April 14, 2025

Lishan Aklog
Chairman of the Board and Chief Executive Officer
PAVmed Inc.
405 Lexington Avenue
44th Floor
New York, New York 10174

> **Re: PAVmed Inc.**
> **Registration Statement on Form S-3**
> **Filed April 8, 2025**
> **File No. 333-286442**

Dear Lishan Aklog:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Eric T. Schwartz